SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-3610

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

HUCK INTERNATIONAL, INC. RETIREMENT SAVINGS
AND INVESTMENT PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PricewaterhouseCoopers LLP
Beneficial Life Tower
36 South State Street Suite 1700
Salt Lake City UT 84111
Telephone (801) 531 9666
Facsimile (801) 363 7371

Report of Independent Accountants

To the Participants and Administrator of the Huck International, Inc. Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Huck International, Inc. Retirement Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note B, effective January 1, 2002, the assets for the bargaining employees of the Plan were merged into the Alcoa Savings Plan for Bargaining Employees, and the remaining assets were merged into the Alcoa Savings Plan for Subsidiary and Affiliate Employees.

PricewaterhouseCoopers LLP

May 30, 2002

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31 2001	December 31 2000
ASSETS		
Plan interest in Cordant Technologies Inc. Master Savings Trust (Note C)	$ 68,584,076	$ 65,395,482
Interest and contributions receivable	348	137,762
TOTAL ASSETS	68,584,424	65,533,244
LIABILITIES		
Accrued liabilities	83	8,450
NET ASSETS AVAILABLE FOR BENEFITS	$ 68,584,341	$ 65,524,794

See notes to financial statements.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31	
	2001	2000
Investment income:		
Plan interest in Cordant Technologies Inc. Master Savings Trust investment income (Note C)	$ 541,048	$ 7,501,114
Contributions:		
Company contributions	1,731,764	1,876,961
Participant contributions	4,596,926	4,769,358
Rollover contributions	220,897	404,009
Plan transfer - Cordant Bargaining Unit	-	3,575,017
Plan transfer - Jacobsen Manufacturing	-	1,359,740
Plan transfers	24,936	322,733
TOTAL ADDITIONS	7,115,571	19,808,932
Participant payments	3,972,391	8,432,264
Administrative expenses	83,633	105,480
TOTAL DEDUCTIONS	4,056,024	8,537,744
NET INCREASE	3,059,547	11,271,188
Net assets available for benefits at beginning of year	65,524,794	54,253,606
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 68,584,341	$ 65,524,794

See notes to financial statements.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Huck International, Inc. Retirement Savings and Investment Plan (the "Plan") are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments

Through December 31, 2001, all investments of the Plan were held in the Cordant Technologies Inc. Master Savings Trust (the "Trust") by the Northern Trust Company (the "Trustee"). The Benefit Management Committee of Alcoa Inc.'s ("Alcoa") Board of Directors appoints the investment managers. The investments in the trust are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in mutual funds are stated at the reported asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the Trustee. The participant loans are valued at cost, which approximates fair value. The Fixed Income Fund is valued at contract value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. The Plan presents in Note C, the net appreciation (depreciation) in the fair value of plan investment held in the Cordant Technologies, Inc. Master Savings Trust, which consists of the realized gains and losses, dividend and interest income, and the unrealized appreciation (depreciation) on those investments.

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans," and Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans", requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value (See Note D).

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the Amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined contribution pension plans. Accordingly, the Plans have measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plan holds no other material derivative financial instruments at December 31, 2001 or 2000.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE A – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, prepayment, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Reclassifications

Certain reclassifications have been made to the 2000 amounts to conform to the 2001 presentation. The reclassifications did not change the previously reported changes in net assets and net assets of the Plan.

NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in Alcoa or to invest in one of the other seven investment choices.

All domestic Huck International, Inc. (the "Company") employees, except Continental Midland Inc. employees, are eligible to participate in the Plan. Separate Plan provisions exist for the Kingston bargaining and for other Company non-bargaining divisions.

On January 1, 2000, the assets of the Cordant Technologies Inc, Bargaining Unit Retirement Savings and Investment Plan were combined with the assets of the Plan.

On May 2, 2000, the assets of the Jacobsen Manufacturing Metals 401(k) were combined with the assets of the Plan.

Prior to May 25, 2000, the Company was a wholly owned subsidiary of Cordant Technologies Inc. ("Cordant"). On May 25, 2000, Cordant was acquired by and became a wholly owned subsidiary of Alcoa. All Cordant shares held in the Cordant Stock Fund were converted to cash and transferred into the Fixed Income Fund. On October 2, 2000, Plan participants were allowed to participate in the Alcoa Stock Fund.

On April 20, 2001, Alcoa sold Cordant Technologies Inc. (excluding the Huck International Inc and Howmet Corporation subsidiaries) to Alliant Techsystems, Inc. Effective January 1, 2002, the balances of the Huntsville, Longhorn, and Louisiana divisions were transferred to the Alliant Techsystems, Inc. Savings Plan.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE B – DESCRIPTION OF THE PLAN (CONTINUED)

All operations ceased at the Huntsville division in 1996 and the Longhorn division in 1997. As a result, there are no longer any active employees from Huntsville and Longhorn participating in the Plan. However, former employees from these locations have balances in the Plan.

Participation in the Plan is voluntary. Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions. Amounts forfeited by participants who have terminated employment before fully vesting are used to reduce future Company contributions. The amounts forfeited were $110,787 in 2001 and $73,946 in 2000.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is collateralized by the participant's account balance. The interest charged on loans is based upon rates determined by the Plan's Administration Committee, subject to Department of Labor regulations.

Distributions from the Plan can occur from the following: (1) upon a participant's retirement or termination of employment, the participant's accrued benefit shall be paid in full; (2) upon a participant's death, the participant's accrued benefit shall be paid in full to his or her eligible spouse, designated beneficiary, or legal representative if there is no beneficiary; and (3) with proper notarized documentation to the Benefit Plans Committee, participants may withdraw their funds, provided their requests meet certain criteria that demonstrate an immediate need due to hardship. The amount that can be withdrawn is subject to certain limitations and restrictions.

A more complete description of the Plan including vesting and benefit provisions is contained in the *Summary Plan Description* and is available from the Company's human resources department. The following description of the Plan provides only general information.

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

Effective January 1, 2002, the assets of the Huck Bargaining Unit employee accounts were merged into the Alcoa Savings Plan for Bargaining Employees and the assets of the remaining employee accounts were merged into the Alcoa Savings Plan for Subsidiary and Affiliate Employees.

The following investment options are available to participants:

<u>Equity Index Fund</u>

Barclays Global Investors manages this fund. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities that comprise the Standard and Poor's 500 Composite Stock Price Index.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Alcoa Stock Fund

This fund is invested primarily in Alcoa common stock. Its performance depends primarily upon the performance of the Alcoa stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

Balanced Fund

The investment management firm of Dodge and Cox manages this fund. This fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions, as well as the performance of the individual securities in which the fund is invested.

International Equity Fund

The investment management firms of Morgan Stanley Dean Witter Advisors Inc. and Capital Guardian Trust Company manage this fund. This fund seeks to provide above average investment return by investing in the stocks of established foreign companies. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Large Cap Equity Fund

This fund is managed by the investment management firms of Invesco Capital Management Inc. Twin Capital Management Inc. and Lincoln Capital Management Company. The objective of this fund is to provide an above average investment return over the long term by principally investing in the common stock of large, liquid companies traded in the U.S. It seeks to be style-neutral, buying both growth stocks as well as undervalued stocks. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Mid Cap Equity Fund

The investment management firms of Gulf Investment Management Inc. and William Blair manage this fund. The objective of this fund is to provide an above average investment return over the long-term by principally investing in the common stock of mid-size companies traded in the U.S. It seeks to be style-neutral, buying both growth stocks as well as undervalued stocks. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

Small Cap Equity Fund

The investment management firms of Keeley Asset Management Corporation Inc., Fisher Investments Inc., Shaker Investments and DRESDNER RCM Global Investor LLC manage this fund. The objective of this fund is to provide an above-average investment return over the long term by principally investing in the common stock of small-sized companies traded in the U.S. It seeks to be style-neutral, buying both growth stocks as well as undervalued stocks. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

NOTE B - DESCRIPTION OF THE PLAN (CONTINUED)

Fixed Income Fund

The objective of this fund is to provide a guaranteed conservative rate of return on a benefit-responsive investment contract (see Note D). The investment contract is valued at contract value as reported to the Plan, and participants may ordinarily direct withdrawals or transfer from this investment option at contract value.

Loan Fund

This fund contains loans to participants. Participants can borrow up to 50 percent of their account balance, but not more than $50,000, to be repaid with interest over a maximum of five or ten years depending on the loan purpose. The stated annual rate was 7.4 percent, 7.7 percent, 6.8 percent and 6.35 percent for the four quarters of 2001, respectively and 8.1 percent, 8.47 percent, 8.28 percent, and 7.95 percent for the four quarters of 2000, respectively.

NOTE C – INTEREST IN CORDANT TECHNOLOGIES INC. MASTER SAVINGS TRUST

The Plan's investments were held in the Trust as of December 31, 2001 and 2000. At December 31, 2001 and 2000, the Plan's interest in the investments of the Trust was approximately 8.4 percent and 7.9 percent, respectively. The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan in the Trust. Investment income relating to the Trust is allocated to the individual plans based upon each plan's proportionate share of the fair value of the Trust's assets.

Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value ("NAV") at an annual rate of fifteen one hundredths of one percent. The Company pays all other Plan administrative and general expenses.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE C – INTEREST IN CORDANT TECHNOLOGIES INC. MASTER SAVINGS TRUST (CONTINUED)

The following table presents the fair values of investments for the Trust:

	December 31 2001	December 31 2000
Investments, at fair value		
Equity Index Fund	$ 188,991,912	$ 238,725,811
Alcoa Stock Fund	52,479,993	52,571,775
Balanced Fund	107,629,994	87,145,656
International Equity Fund	24,377,444	31,823,007
Large Cap Equity Fund	20,302,872	14,011,567
Mid Cap Equity Fund	24,305,841	17,435,398
Small Cap Equity Fund	48,854,587	52,775,559
Loan Fund	26,880,853	27,530,342
Total Investments, at Fair Value	493,823,496	522,019,115
Investments, at contract value *		
Fixed Income Fund	326,366,651	303,608,836
TOTAL INVESTMENT IN MASTER TRUST	$ 820,190,147	$ 825,627,951

* The estimated fair value of insurance contracts held at December 31, 2001 and 2000 approximates $335,248,139 and $303,938,656 respectively.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE C – INTEREST IN CORDANT TECHNOLOGIES INC. MASTER SAVINGS TRUST (CONTINUED)

Investment income for the Trust is as follows:

	Year Ended December 31	
	2001	2000
Investment income:		
Dividend income	$ 5,492,687	$ 4,709,340
Interest income	22,944,965	20,628,821
Net realized gains (losses) and unrealized appreciation (depreciation) in fair value of investments:		
Equity Index Fund	(28,064,192)	(23,163,297)
Cordant Stock Fund	-	43,590,937
Alcoa Stock Fund	3,652,935	11,238,838
Balanced Fund	4,825,411	8,103,222
International Equity Fund	(4,325,616)	(1,918,895)
Large Cap Equity Fund	(1,027,955)	(1,636,528)
Mid Cap Equity Fund	1,214,458	1,534,974
Small Cap Equity Fund	(167,623)	(655,197)
TOTAL INVESTMENT INCOME	$ 4,545,070	$ 62,432,215

NOTE D – INVESTMENT CONTRACTS

The Trust holds three separate benefit-responsive investment contracts with Chase Manhattan Bank, Morgan Guarantee Trust Company of New York and UBSAG. These companies maintain the contributions in an unallocated fund, to which interest is credited at an agreed upon rate. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contact value for credit risk of the contract issuer or otherwise. The stated annual rate of return was 6.82 percent and 6.83 percent for 2001 and 2000, respectively. The average yield for the fund was 6.82 percent and 6.67 percent for 2001 and 2000, respectively. The crediting interest rate is based on a formula agreed upon with the issuer and is reviewed on a quarterly basis for resetting. The estimated fair value of the investment contracts held by the Plan at December 31, 2001 and 2000 approximates $30,956,458 and $27,248,538, respectively.

NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) and the Trust is exempt from tax under Section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.

NOTE F – FORM 5500 RECONCILIATION

The December 31, 2001 financial statements include net assets available for plan benefits of $68,584,341, which is not included in the 2001 Final Form 5500. This amount is included as a plan asset transfer to the Alcoa Savings Trust on the statement of changes in net assets available for benefits on the Form 5500. As a result, the Form 5500 appropriately shows $0 for net assets available for benefits as of December 31, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Management Committee for the Huck International, Inc. Retirement Savings and Investment Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUCK INTERNATIONAL, INC.
RETIREMENT SAVINGS AND
INVESTMENT PLAN

R. B. Kelson
Benefits Management Committee Member

T. S. Mock
Benefits Management Committee Member

A. H. Petrie
Benefits Management Committee Member

June 20, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Beneficial Life Tower
36 South State Street Suite 1700
Salt Lake City UT 84111
Telephone (801) 531 9666
Facsimile (801) 363 7371

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the registration statement on Form S-8 (Registration No. 333-47116) of the Huck International, Inc. Retirement Savings and Investment Plan of our report dated June 19, 2002 relating to the financial statements of the Huck International, Inc. Retirement Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Salt Lake City, Utah
June 20, 2002